UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

FUSHI INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.006 par value

(Title of Class of Securities)

36113C101

(CUSIP Number)

Matthew B. Hinerfeld
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 36113C101	Page 2 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Illinois

	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,772,998 shares(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,857,000 shares(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.7%(3)

14.	Type of Reporting Person (See Instructions) PN; HC

(1)
Includes 11,915,998 shares of the common stock of Issuer beneficially owned by Mr. Fu Li over which the Reporting Persons may be deemed to have shared voting power pursuant to the Investor Rights Agreement (as hereinafter defined), under which Mr. Li has agreed to vote all shares of the common stock of the Issuer owned by him to ensure that nominees of the Reporting Persons are elected to the Board of Directors of Issuer. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by Mr. Li.

(2)
Includes 2,857,000 shares of the common stock of Issuer that may be acquired upon conversion of $20,000,000 in principal amount of the Issuer’s Convertible Notes (as defined herein) beneficially owned by the Reporting Persons.

(3)	Based on 19,990,087 outstanding shares of the common stock of the Issuer, as set forth in the Purchase Agreement (as hereinafter defined).

Cusip No. 36113C101	Page 3 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Investment Group, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,772,998 shares(4)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,857,000 shares(5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.7%(6)

14.	Type of Reporting Person (See Instructions) OO; HC

(4)	See footnote 1, above.
(5)	See footnote 2, above.
(6)	See footnote 3, above.

Cusip No. 36113C101	Page 4 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Investment Group (Hong Kong) Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Hong Kong

	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,772,998 shares(7)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,857,000 shares(8)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.7%(9)

14.	Type of Reporting Person (See Instructions) CO

(7)	See footnote 1, above.
(8)	See footnote 2, above.
(9)	See footnote 3, above.

Cusip No. 36113C101	Page 5 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Kenneth Griffin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,772,998 shares(10)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,857,000 shares(11)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.7%(12)

14.	Type of Reporting Person (See Instructions) IN; HC

(10)	See footnote 1, above.
(11)	See footnote 2, above.
(12)	See footnote 3, above.

Cusip No. 36113C101	Page 6 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Equity Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,772,998 shares(13)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,857,000 shares(14)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.7%(15)

14.	Type of Reporting Person (See Instructions) CO

(13)	See footnote 1, above.
(14)	See footnote 2, above.
(15)	See footnote 3, above.

Cusip No. 36113C101	Page 7 of 12 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.006 (the “Common Stock”), of Fushi International, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1 Shuang Qiang Road, Jinzhou, Dalian, People’s Republic of China 116100.

Item 2.	Identity and Background

The persons filing this Schedule 13D are Citadel Limited Partnership, an Illinois limited partnership (“CLP”), Citadel Investment Group, L.L.C., a Delaware limited liability company (“CIG”), Citadel Investment Group (Hong Kong) Limited, a Hong Kong company (“CIGHK”), Kenneth Griffin, a natural person (“Griffin”) and Citadel Equity Fund Ltd., a Cayman Islands company (“CEF,” and collectively, together with CLP, CIG, CIGHK and Griffin, the “Reporting Persons”).

CLP provides investment advisory services to investment funds. CLP is the investment advisor for CEF and, in such capacity, makes all of the investment decisions for CEF.

CIG provides administrative and management services to its affiliated entities. CIG is the general partner of CLP. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CIG is set forth on Schedule A attached hereto.

CIGHK provides investment advisory services to CLP with respect to Hong Kong-based investment activities. CIG owns 100% of CIGHK. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CIGHK is set forth on Schedule A attached hereto.

Griffin is the President and Chief Executive Officer of CIG and owns a controlling interest in CIG. Griffin is a United States citizen.

CEF purchases, holds and sells securities and other investment products. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CEF is set forth on Schedule A attached hereto. Citadel Wellington LLC, a Delaware limited liability company (“CW”), and Citadel Kensington Global Strategies Fund Ltd., a Bermuda company (“CKGSF”), collectively own 100% of Citadel Holdings Ltd., a Cayman Island company (“CH”), which owns 100% of CEF; however, none of CW, CKGSF or CH has any control over the voting or disposition of securities held by CEF.

For CLP, CIG, Griffin and CEF, the principal business address is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603. For CIGHK, the principal business address is Suites 1801-1810, Chater House, 8 Connaught Road Central, Hong Kong.

During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in any criminal proceedings.

During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Cusip No. 36113C101	Page 8 of 12 Pages

The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 26, 2007, a copy of which is attached hereto as Exhibit 99.1.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons utilized available cash assets in the amount of $18,000,000, and secured financing from Merrill Lynch International in the amount of $42,000,000 (the “Financing”), for the purchase of (i) $40,000,000 of the principal amount of the Issuer’s Guaranteed Senior Secured Floating Rate Notes due 2012 (the “HY Notes”), and (ii) $20,000,000 of the principal amount of the Issuer’s 3.0% Guaranteed Senior Secured Convertible Notes due 2012 (the “Convertible Notes” and, collectively with the HY Notes, the “Notes”). The Financing was provided on January 25, 2007 out of the Reporting Persons’ Prime Brokerage Account with Merrill Lynch International. Pursuant to the Financing arrangement, the Reporting Persons’ posted thirty percent (30%) of the total value of the transaction and Merrill Lynch International paid the remaining seventy percent (70%). The interest rate on the Financing is equal to the Reporting Persons’ standard prime broker rate with Merrill Lynch International, which is 1 week Libor plus 30 basis points, and the Financing has no definitive maturity date.

The 11,915,998 shares of Common Stock beneficially owned by Mr. Fu Li were not purchased by the Reporting Persons, but are reported herein because the Reporting Persons may be deemed to share voting power over such shares pursuant to an Investor Rights Agreement (as defined herein), under which Mr. Li has agreed to vote all shares of the common stock of the Issuer owned by him to ensure that nominees of the Reporting Persons are elected to the Board of Directors of the Issuer.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Notes, and will acquire shares of Common Stock of the Issuer upon exercise of the Convertible Notes, for investment purposes. See Item 6 below for a description of the terms of the Notes.

The Issuer, Mr. Fu Li, CEF, Fushi Holdings, Inc., a Delaware corporation, Dalian Fushi Bimetallic Manufacturing Company Limited, a limited liability company organized and existing under the laws of the People’s Republic of China, Fushi International (Dalian) Bimetallic Cable Co., Ltd., a wholly foreign-owned limited liability company organized and existing under the laws of the People’s Republic of China, Mr. Mathus Yang Yue and Mr. Chris Wang Wenbing entered into an investor rights agreement, dated January 25, 2007 (the “Investor Rights Agreement”), pursuant to which the Reporting Persons are entitled to appoint up to twenty percent (20%) of the voting members (or the next higher whole number if such percentage does not yield a whole number) of the Issuer’s board of directors (the “Board”) for so long as CEF holds more than five percent (5%) of the outstanding shares of the Issuer’s Common Stock on an as-converted basis. If, however, there occurs any Financial and Operational Trigger (as defined in the CB Indenture (as hereinafter defined)) while CEF holds more than five percent (5%) of the outstanding shares of the Issuer’s Common Stock on an as-converted basis, the Reporting Persons will have the right to appoint one additional voting member of the Issuer’s Board. Pursuant to the Investor Rights Agreement, the Issuer agreed to take all appropriate actions to fix and maintain a Board of no more than seven (7) voting members, and the Issuer may not change the number of such Board members without CEF’s prior written approval.

The Reporting Persons may exercise such right to appoint Board members by providing written notice to the Issuer that informs the Issuer of its election to be represented on the Board and states the names of the individuals to be nominated to the Board (the “CEF Nominees”). Pursuant to the Investor Rights Agreement, Mr. Li agrees to vote, or cause to be voted, all shares of Common Stock owned by him, or over which he has voting control, to ensure that at each annual or special meeting of shareholders at which an election of directors is held or pursuant to any written consent of the shareholders, the CEF Nominees are duly elected to the Board. A copy of the Investor Rights Agreement is attached as Exhibit 99.8 to this filing.

Cusip No. 36113C101	Page 8 of 12 Pages

The Reporting Persons may discuss their investment in the Issuer with other shareholders, management, the Board, other investors, industry analysts, existing or potential strategic partners or competitors and others.  In addition, the Reporting Persons may acquire additional Issuer securities or may determine to sell, trade, distribute to affiliates or otherwise dispose of all or some holdings in the Issuer or take any other lawful action they deem to be in their best interests. Subject to applicable law, the Reporting Persons may enter into derivative transactions, hedging transactions or alternative structures with respect to the Issuer’s securities.

There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the matters discussed above, and the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals. Any courses of action that the Reporting Persons pursue will depend on a variety of factors, including, without limitation, current and anticipated future trading price for the Issuer’s Common Stock, the financial condition, results of operation and prospects of the Issuer, discussions with other parties, and general economic, financial market and industry conditions.

Except as set forth herein, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any individuals listed in response to Item 2 hereof, has any present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	Number of Shares	Percentage of Shares

	14,772,998 shares(16)	64.7%(17)

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 14,772,998 shares(18)

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 2,857,000 shares(19)

(c) Other than the transactions described in this Schedule 13D, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s securities during the last sixty days.

(d) Not applicable.

(e) Not applicable.

Cusip No. 36113C101	Page 10 of 12 Pages

(16)
Includes 11,915,998 shares of the common stock of Issuer beneficially owned by Mr. Fu Li over which the Reporting Persons may be deemed to have shared voting power pursuant to the Investor Rights Agreement, under which Mr. Li has agreed to vote all shares of the common stock of the Issuer owned by him to ensure that nominees of the Reporting Persons are elected to the Board. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by Mr. Li.

(17)	Based on 19,990,087 outstanding shares of the common stock of the Issuer, as set forth in the Purchase Agreement (as hereinafter defined).

(18)	See footnote 16, above.

(19)
Includes 2,857,000 shares of the common stock of Issuer that may be acquired upon conversion of $20,000,000 in principal amount of the Issuer’s Convertible Notes beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in Item 4 are incorporated into this Item 6 by reference as if fully set forth herein.

On January 24, 2007, the Issuer, Fushi Holdings, Inc. (formerly, Diversified Product Inspections, Inc.), a wholly-owned subsidiary of the Issuer (“FHI”), Fushi International (Dalian) Bimetallic Cable Co., Ltd. (formerly, Dalian Diversified Product Inspections Bimetallic Cable Co., Ltd.), a wholly-owned subsidiary of FHI (“FID”), Dalian Fushi Bimetallic Manufacturing Co., Ltd. (“DF”) and CEF entered into a Notes Purchase Agreement (the “Notes Purchase Agreement”) pursuant to indicative financing term sheets dated December 19, 2006 by and between the Issuer and CEF. Pursuant to the terms of the Notes Purchase Agreement, the Issuer offered and sold and CEF purchased (i) $40,000,000 of the principal amount of the Issuer’s Guaranteed Senior Secured Floating Rate Notes due 2012 (the “HY Notes”), and (ii) $20,000,000 of the principal amount of the Issuer’s 3.0% Guaranteed Senior Secured Convertible Notes due 2012 (the “Convertible Notes” and, collectively with the HY Notes, the “Notes”). Each $100,000 principal amount of the Convertible Notes is initially convertible into 14,285 shares of the Issuer’s Common Stock at an initial conversion rate of approximately $7.00 per share, which rate shall be adjusted from time to time by the Issuer as set forth in the CB Indenture (as defined herein). The offer and sale of the Notes were made in an offshore transaction pursuant to Regulation S under the Securities Act of 1933, as amended. The transaction closed on January 25, 2007.

The HY Notes and the Convertible Notes were issued pursuant to indentures, each dated January 25, 2007 (the “HY Indenture” and “CB Indenture”, respectively, and together, the “Indentures”) among the Issuer, FHI, as guarantor, and The Bank of New York, as trustee for the Notes. Pursuant to the Indentures, FHI has agreed, and all of the Issuer’s other existing and future subsidiaries in the United States are obligated, to guarantee to the holders of the Notes and the trustee the payment and performance of the Issuer’s obligations thereunder. The terms of the Indentures prohibit the Issuer from, among other things, (i) incurring any debt except for Permitted Debt (as defined in the Indentures) or if the Issuer meets certain financial ratios, (ii) making, directly or indirectly, certain Restricted Payments (as defined in the Indentures), (iii) incurring any liens other than Permitted Liens (as defined in the Indentures), (iv) consummating any asset sale unless the consideration received for such sale is at least equal to the fair market value of the sold assets and at least seventy five percent (75%) of the consideration paid in connection with such sale is in the form of cash or cash equivalents, (v) permitting any of the Issuer’s Subsidiaries (as defined in the Indentures) to, directly or indirectly, create or cause any consensual restriction on the right of any Subsidiary to make certain distributions or transfers, (vi) entering into any transaction or series of transactions with, or for the benefit of, any affiliate of the Issuer unless such transaction meets certain conditions, and (vii) disposing of the capital stock of any of its Subsidiaries or permitting any of its Subsidiaries from issuing or selling or otherwise disposing of any shares of such Subsidiary’s capital stock other than under certain conditions.

As security for the Notes, the Issuer and The Bank of New York, as collateral agent, entered into a share pledge agreement, dated January 25, 2007 (the “Share Pledge Agreement”), to guarantee the Notes with all of the shares of common stock of FHI held by the Issuer as collateral.

Cusip No. 36113C101	Page 11 of 12 Pages

The Investor Rights Agreement described in Item 4 above was also entered into in connection with the transaction. In addition to the Reporting Persons’ Board appointment rights described in Item 4, the Investor Rights Agreement grants CEF, subject to certain conditions, a right of first refusal with respect to any financing sought by the Issuer and the right to approve the Issuer’s annual business plan and budget. In addition, pursuant to the Investor Rights Agreement, Messrs. Li, Yang and Wang agreed to a non-competition covenant relating to their employment and ability to engage in a business that is competitive with the Issuer’s business for five years.

Each of the Notes Purchase Agreement, the Notes, the Indentures, the Share Pledge Agreement and the Investor Rights Agreement sets forth certain other rights and obligations of the parties. The foregoing summaries of the terms of the Notes Purchase Agreement, the Notes, the Indentures, the Share Pledge Agreement and the Investor Rights Agreement are qualified by reference to the full text of each of the Notes Purchase Agreement, the Notes, the Indentures, the Share Pledge Agreement and the Investor Rights Agreement, each of which is incorporated by reference in Item 7 below.

Other than as described above and elsewhere in this filing, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer’s Common Stock that are required to be described hereunder.

Item 7.	Material to Be Filed as Exhibits

99.1
Joint Filing Agreement, dated as of February 2, 2007, by and among Citadel Investment Group (Hong Kong) Limited, Citadel Equity Fund Ltd., Citadel Limited Partnership, Citadel Investment Group, L.L.C. and Kenneth Griffin.

99.2
Notes Purchase Agreement among the Issuer, FHI, FID, FD and CEF, dated January 24, 2007 (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on January 26, 2007)

99.3	HY Note

99.4	Convertible Note

99.5
HY Indenture among the Issuer, FHI and The Bank of New York, dated January 25, 2007 (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on January 26, 2007)

99.6
CB Indenture among the Issuer, FHI and The Bank of New York, dated January 25, 2007 (incorporated by reference to Exhibit 4.3 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on January 26, 2007)

99.7
Share Pledge Agreement between the Issuer and The Bank of New York, as collateral agent, dated January 25, 2007 (incorporated by reference to Exhibit 4.4 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on January 26, 2007)

99.8
Investor Rights Agreement among the Issuer, FHI, FID, DF, Mr. Fu Li, Mr. Mathus Yang Yue, Mr. Chris Wang Wenbing and CEF, dated January 25, 2007 (incorporated by reference to Exhibit 4.5 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on January 26, 2007)

Cusip No. 36113C101	Page 12 of 12 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 2nd day of February, 2007.

KENNETH GRIFFIN

By:  /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, attorney-in-fact*

CITADEL INVESTMENT GROUP, L.L.C.

By:  /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and Deputy General Counsel

CITADEL LIMITED PARTNERSHIP

By:  Citadel Investment Group, L.L.C.,
its General Partner

By:  /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and Deputy General Counsel

CITADEL EQUITY FUND LTD.

By:  Citadel Limited Partnership,
its Portfolio Manager

By:  Citadel Investment Group, L.L.C.,
its General Partner

By:  /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and Deputy General Counsel

CITADEL INVESTMENT GROUP (HONG KONG) LIMITED

By:  Citadel Investment Group, L.L.C.,
its Sole Shareholder

By:  /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and Deputy General Counsel

* Matthew B. Hinerfeld is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 4, 2005, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G/A for Komag, Incorporated.

SCHEDULE A

Directors And Executive Officers Of Citadel Investment Group, L.L.C.

The name, business address, title, present principal occupation or employment and citizenship of the sole executive officer of Citadel Investment Group, L.L.C. (“CIG”) is set forth below. The business address of such officer is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603. CIG has no directors.

Name	Title and Present Principal Occupation	Citizenship
Kenneth Griffin	President and Chief Executive Officer of CIG	United States

Directors And Executive Officers Of Citadel Equity Fund Ltd.

The name, title, present principal occupation or employment, residence or business address and citizenship of each of the directors and executive officers of Citadel Equity Fund Ltd. (“CEF”) are set forth below.

Name and Citizenship	Title at CEF	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)
Austin John O’Connor	Director and Vice President	Company director
United Kingdom		4 rue de l’eglise
Wormeldange, Luxembourg L-5481

Adam C. Cooper United States	Director and Assistant Secretary	Senior Managing Director and General Counsel
Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603

Robin Bedford United Kingdom	Director, President and Secretary	President Dundee Leeds Management Services Ltd.
129 Front Street
Hamilton HM 12
Bermuda
(business services)

Directors And Executive Officers Of Citadel Investment Group (Hong Kong) Limited

The name, title, present principal occupation or employment, residence or business address and citizenship of each of the directors and executive officers of Citadel Investment Group (Hong Kong) Limited (“CIGHK”) are set forth below.

Name and Citizenship	Title at CEF	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)
Gerald A. Beeson United States	Director	Chief Financial Officer Citadel Investment Group, L.L.C. 135 South Dearborn Chicago, IL 60603

Adam C. Cooper United States	Director	Senior Managing Director and General Counsel
Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603

Tim Throsby Australia	Director
President of Citadel Investment Group (Asia) Ltd. and President of Citadel Investment Group (Hong Kong) Limited

Citadel Investment Group (Hong Kong) Limited
Chater House Suites 1801-10
18th Floor
8 Connaught Road
Central, Hong Kong

Linklaters Company Secretarial Services Limited Hong Kong	Secretary	Law Firm 10th Floor, Alexandra House 18 Chater Road Hong Kong China